225 North Shore Drive
Pittsburgh, PA 15212-5861
www.eqt.com

November 20, 2007

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission

CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561

Re:                             Equitable Resources, Inc. (or the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 23, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed July 26, 2007
File No. 1-03551

Dear Mr. Allegretto:

This letter is a follow-up to our letter to you dated October 29, 2007, which was in response to your letter dated September 28, 2007. A formatting error caused the first table in our response to SEC Comment 1 to be incorrect. Attached below is the correct table:

	For the Year Ended December 31,
(in thousands)	2006		2005		2004

2005 Executive Performance Incentive Program (EPIP) expense	$21,111		$22,465		$—
2003 EPIP expense	—		21,345		19,171
2002 EPIP expense	—		—		6,997
Director stock units	1,111		1,197		795
Total Liability Awards		$22,222		$45,007		$26,963

Restricted stock awards	3,450		3,356		3,800
Option awards	976		—		—
Total Equity Awards		4,426		3,356		3,800
Total share-based compensation expense		26,648		48,363		30,763

Less share-based liabilities paid during year		(51,709)		(16,714)		—
Net cash (used in) provided by cash flows from operating activities		$(25,061)		$31,649		$30,763

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me
(412-553-5863).

Sincerely,

/s/ Philip P. Conti

Philip P. Conti
Senior Vice President and
Chief Financial Officer

cc:	Johanna G. O’Loughlin, Esq.